555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: (202) 637-2200 Fax: (202) 637-2201 www.lw.com FIRM / AFFILIATE OFFICES
Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

June 30, 2005

VIA EDGAR CORRESPONDENCE

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Cbeyond Communications, Inc.
Registration Statement on Form S-1
Filed May 16, 2005
File No. 333-124971

Dear Mr. Spirgel:

On behalf of our client, Cbeyond Communications, Inc. (the “Company”), this letter sets forth the Company’s responses to the Staff’s comment letter dated June 15, 2005. For your convenience, we have set forth each of the Staff’s comments immediately preceding the response.

General

1.	Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response:

The Company has provided its inside cover artwork along with the amended filing. The Company notes the Staff’s comment and will subsequently provide additional artwork.

2.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by Dun &

June 30, 2005

Bradstreet, International Data Corporation, Gartner Research, and Forrester Research. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Also, please provide factual support for your assertion that you are a “leading” provider of managed Internet Protocol-based communications services to the target market of small businesses in selected metropolitan markets.

Response:

The Company has provided supplementally herewith copies of such materials with the relevant information highlighted and cross-referenced to the corresponding statement. All of these materials are publicly available and none was prepared specifically for this filing.

The Company has removed references to being a “leading” provider of managed IP-based communications services. See the amended filing on pages 1, 26 and 60.

3.	We encourage you to file all exhibits with the next amendment to your Form S-1 or otherwise furnish drafts of the legality opinion and the underwriting agreement. We may have additional comments upon review of those documents. Please also file the proper consent upon the filing of the legality opinion.

Response:

The Company has updated its filing to include the form of legality opinion (including a consent) and will file the form of underwriting agreement and other exhibits as soon as practicable.

4.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range, the principal amount of securities to be offered, and the number of shares beneficially owned by the principal and selling stockholders prior to the offering. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:

The Company notes the Staff’s comment and has updated its filing to include the number of shares beneficially owned by the principal and selling stockholders prior to the offering and the percentages such respective amounts constitute of all shares of outstanding common stock.

June 30, 2005

Prospectus Cover Page

5.	Please remove your reference to “Joint Book-Running Managers.” This information is not key to an investment decision and is more appropriate for disclosure in the plan of distribution.

Response:

The Company has removed the reference to “Joint Book-Running Managers” in response to the Staff’s comment. See the cover page of the amended filing.

6.	Please confirm that all of the underwriters listed on the cover page are lead or managing underwriters of the offering.

Response:

The Company confirms that all of the underwriters listed on the cover page are lead or managing underwriters of the offering.

Prospectus Summary, Page 1

7.	Your document is difficult to understand due to your reliance on defined terms, acronyms and industry jargon. Please generally revise your registration statement to eliminate technical and business jargon from the forepart of the prospectus and to reduce the amount of jargon throughout the rest of the prospectus. Once you do so, you will not need to rely on a glossary to clarify the meaning of terminology used throughout the prospectus.

In addition, please avoid using industry abbreviations such as ILEC, CLEC, EEL, UNE-L, and UNE-P, and replace these abbreviations with easily understood terms, such as referring to local telephone companies instead of ILECs. Please also avoid using abbreviations that are for the benefit of the drafter, such as using QoS as an abbreviation of “quality of service.”

Response:

The Company notes the Staff’s comment and has replaced most defined terms and abbreviations throughout the amended filing with easily understood terms. The Company has removed the glossary from the amended filing. The Company respectfully submits that the abbreviations “IP,” for Internet Protocol, and “VoIP,” for voice over Internet Protocol, are standard and widely understood terms without readily available substitutes and, accordingly, has retained usage of those respective terms. In addition, the Company has retained usage of certain acronyms in its discussion of government regulation matters on pages 76-84 of the amended filing due to the industry-specific issues that are pertinent to the discussion of such matters.

June 30, 2005

8.	Please delete the third and fourth sentences of the introductory paragraph on page 1. Once you make your disclosure clear from the context, you will not need to define terms such as “Lincoln,” “we,” “our” “Us,” and “the Company.”

Response:

The Company has deleted the third and fourth sentences of the introductory paragraph in response to the Staff’s comment. See page 1 of the amended filing.

9.	Please revise to decrease the length of your summary. Your summary should provide a clear, concise, balanced and accurate description of the most material aspects of you and your offering. Much of the disclosure you currently include is too detailed for the summary and is more appropriate for discussion in the Business section. For example, consider eliminating or substantially reducing the extensive discussion of your business strengths and strategy, which is more appropriate for your business section. Also consider reducing the description of the company to one or two paragraphs summarizing your business operations. These are just examples. We may have further comments once you have revised and reduced your summary.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 1-3 of the amended filing.

10.	We note your reference to the non-GAAP financial measure “adjusted EBITDA” in the prospectus summary. Because you refer to adjusted EBITDA for the first time in the prospectus summary, you should provide all the disclosure required by Item 10(e) of Regulation S-K where it is first presented. However, since the level of detail necessary to explain how you calculate and use adjusted EBITDA would be too long for the summary, please locate your first reference to adjusted EBITDA in an appropriate place, such as selected financial data or management’s discussion and analysis, where all the required disclosure will not overwhelm the presentation of information.

Response:

The Company has deleted references to adjusted EBITDA on page 1 of its amended filing in response to the Staff’s comment. In addition to the Company’s response to comment 22 relating to the elements of the Company’s adjusted EBITDA, the Company respectfully submits that the presentation of adjusted EBITDA on page 6 of the amended filing complies in all respects with Item 10(e) of Regulation S-K by including in the filing:

•

a presentation with greater prominence (prior to the presentation of adjusted EBITDA) of net loss (which is the most directly comparable financial measure calculated and presented in accordance with GAAP), and identification of

June 30, 2005

adjusted EBITDA under the heading “Non-GAAP Financial Data,” pursuant to Item 10(e)(1)(i)(A) of Regulation S-K;

•	a reconciliation schedule of the differences between adjusted EBITDA and net loss pursuant to Item 10(e)(1)(i)(B) of Regulation S-K; and

•	a detailed statement disclosing the reasons why the Company’s management believes that presentation of adjusted EBITDA provides useful information to investors regarding the Company’s financial condition and results of operations pursuant to Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

The Company respectfully submits, therefore, that the revised presentation of adjusted EBITDA contains all the disclosure required by Item 10(e) of Regulation S-K.

Risk Factors, page 10

11.	Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or harmed. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

Response:

The Company has revised its disclosure throughout the risk factors in response to the Staff’s comment. See pages 7-17 of the amended filing.

12.	Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as “Our ability to generate the cash we need depends on many factors beyond our control...” on page 16 and, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as “Our success depends on key management and personnel...” on page 17 and “We may not be able to manage our future growth effectively...” on page 11, or allude to a future event, such as “Governmental authorities regulate us, and regulatory changes could materially harm our operations” on page 12. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies’ documents, they are probably too generic. Please revise accordingly.

Response:

The Company has revised its risk factor captions in response to the Staff’s comment. See pages 7-14 and 16 of the amended filing.

June 30, 2005

13.	Several of your risk factors discuss risks that appear to be common to many companies. Please endeavor to further tailor the risk factors to your specific circumstances. For example, see “If we do not adapt to rapid changes in the communications industry...,” on page 14. All companies in the telecommunications industry face rapid technological changes that could make their technology obsolete or cause them to lose market share. Please explain how this risk is a particular risk to you. As another example, you state on page 19 that you do not currently intend to pay dividend on your common stock. Provide more disclosure as to why you consider this a risk or delete the risk factor. As another example, many companies are reliant on key management and personnel, and could be harmed by the loss of key members of management. Please clearly discuss the reasons why your success depends on key management and personnel and why it may be difficult for you to hire and retain technically skilled workers. For example, are there many people who are knowledgeable about providing communications services using Internet Protocol? Is it difficult to find qualified personnel to work in your geographic regions?

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 7-14 of the amended filing.

We may not be able to manage our future growth effectively…, page 11

14.	Your list of 16 bullet points overwhelms the risk you are trying to convey. As the bullet points provide numerous details about factors that will impact your ability to manage and expand operations, consider discussing these factors in Management’s Discussion and Analysis. In addition, consider whether you should discuss the material factors in separate risk factors.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 8-10, 27-29 and 35-37 of the amended filing.

We have had material weaknesses in internal control over financial reporting…, page 13

15.	Rather than listing your material weaknesses in detail, summarize your material weaknesses and their impact on your financial statements in terms that an investor without financial or accounting experience would understand. This will help provide a brief context to the risk of future material weaknesses.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 12 of the amended filing.

June 30, 2005

16.	Please remove mitigating language from this risk factor.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 12 of the amended filing.

Cautionary notice regarding forward-looking statements, page 20

17.	Since the Private Securities Litigation Reform Act of 1995 does not apply to statements made by your company in connection with its initial public offering, please delete the related reference on page 20 of your registration statement.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 18 of the amended filing.

Use of Proceeds, page 21

18.	To the extent possible, please revise to more specifically identify and quantify the amount of proceeds to be used for particular purposes, including the order of priority of those purposes. For example, how much of your proceeds will be used to expand your operations into the projected six additional markets by 2008?

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 19 of the amended filing.

Capitalization, page 22

19.	Revise the notes to the capitalization table to quantify the impact of each transaction, so that the impact on each line presented in the table is apparent.

Response:

The Company notes the Staff’s comment and will comply therewith.

Dilution, page 23

20.	Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options, warrants, and the underwriters over-allotment option.

Response:

The Company notes the Staff’s comment and will comply therewith.

June 30, 2005

Selected Financial Data, page 25

21.	Include convertible series C and series B preferred stock as a separate line item in the Balance Sheet Data section since the redemption is outside your control. Refer to Item 301 of Regulation S-K.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 22 of the amended filing.

Non-GAAP financial measures, page 26

22.	In your presentation of “Adjusted EBITDA” as a measure of operating performance, it is generally not appropriate to exclude “stock compensation expense” or “loss on disposal of property and equipment” from your calculation, as these charges are recurring in nature. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on Non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/fags/ nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Please revise your disclosure to address the following:

Response:

The Company’s chief operating decision maker evaluates the performance of the Company’s segments on the basis of adjusted EBITDA and the Company believes that segment adjusted EBITDA data should be available to investors so that investors have the same data that management employs in assessing the Company’s overall operations. The chief operating decision maker also uses revenue to measure the Company’s operating results and assess performance in accordance with SFAS No. 131. The definition of adjusted EBITDA used in connection with the presentation provided in the disclosure is based upon the information provided to the chief operating decision maker in accordance with paragraph 29 of SFAS No. 131. The Company’s chief operating decision maker uses adjusted EBITDA in measuring the operating results and assessing the performance of the Company’s segments because he views the items excluded from adjusted EBITDA as non-operating and non-cash expenses, similar to net interest expense, taxes, depreciation and amortization expense, whose impact is excluded from earnings when presenting EBITDA. In addition to excluding from EBITDA the write-off of public offering costs and the gain on troubled debt restructuring, both of which are non-recurring items, the information reported to the chief operating decision maker in accordance with SFAS No. 131 excludes stock-based compensation expense, gain or loss on asset dispositions and other non-operating income or expense because he views these items as non-operating and non-cash expenses that are not related to his measurement and assessment of the operating results and performance of the Company’s segments.

Each of the specific items identified by the Staff’s comment is addressed below.

•	Disclose in this section how management uses this non-GAAP measure to conduct or evaluate the business, instead of referring to the discussion included in MD&A.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 24 of the amended filing.

June 30, 2005

•	Your discussion should disclose the economic substance behind management’s decision to use such a measure.

Response:

The Company has revised its disclosure in this section to explain that the Company’s chief operating decision maker evaluates the performance of the Company’s segments on the basis of adjusted EBITDA and that the Company believes that segment adjusted EBITDA data should be available to investors so that investors have the same data that management employs in assessing the Company’s overall operations. The chief operating decision maker also uses revenue to measure the Company’s operating results and assess performance, and each of revenue and adjusted EBITDA is presented in accordance with SFAS No. 131.

•	Disclose in more detail why you believe Adjusted EBITDA is a useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, it is unclear how a financial measure that omits depreciation is a relevant and useful measure of operating performance. Additionally, it is unclear how Adjusted EBITDA is a useful measure of operating performance when it also omits recurring items such as “loss on disposal of property and equipment” and “other income (expense), net.”

Response:

In accordance with Question 8 of the FAQs, the Company has revised the disclosure on pages 24-25 of the amended filing in a manner consistent with the initial filing to address in more detail:

•	the manner in which management uses adjusted EBITDA to evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of adjusted EBITDA as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the reasons why management believes the non-GAAP financial measure provides useful information to investors.

For the reasons set forth on pages 24-25 of the amended filing, the Company respectfully submits that its presentation of adjusted EBITDA, which omits

June 30, 2005

depreciation, is a relevant and useful measure of operating performance and is consistent with the Staff’s views expressed in Question 8, to the extent relevant to the Company’s disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

23.	Please consider expanding your discussion of known trends or uncertainties that could materially affect your costs in the future, such as increased costs for rights of access to T-1 lines. As another example, address the estimated increase to your general and administrative expenses associated with the costs related to being a public company and how you intend to pay for the expenses, if material. See the Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, which provides guidance on the requirement of issuers to identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Response:

The Company has, where possible, revised its disclosure throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations in response to the Staff’s comment.

As indicated in the disclosure, the Company is unable to determine the amount by which certain of its circuit access fees may increase pursuant to recent FCC rulings because the recent rulings are subject to ongoing court challenges and, in some recent state regulatory rulings in jurisdictions in which the Company operates, the courts have actually reduced circuit access fees. The Company is unable to predict the results of future court rulings, or how the FCC may respond to such rulings, or any changes in the availability of unbundled network elements as the result of future legislative or regulatory decisions.

The Company notes that its disclosure identifies the following specific known trends, events, demands, commitments or uncertainties that are reasonably likely to have a material effect on the Company’s results of operations or financial condition:

Statement of Known Trends, Demands, Commitments or Uncertainties	Location

“Whether we achieve positive adjusted EBITDA in new markets within the same timeframe depends on a number of factors, including the local pricing environment, the competitive landscape and our costs to obtain unbundled network elements from the local telephone company in each market, including elements such as loops, dedicated transport, circuit switching and operational support systems.”	Page 27

“We expect average monthly revenue per customer location to remain relatively flat or decline in the foreseeable future due to competitive pricing pressures.”	Pages 28, 35 and 38

“Because of the many factors as noted that impact the amount and timing of service credits and performance penalties, estimating the ultimate outcome of these situations is uncertain. Accordingly, we recognize service credits and performance penalties as offsets to cost of service when the ultimate resolution and amount are known. These items do not follow any predictable trends and often result in variances when comparing the amounts received over multiple periods.”	Page 29

June 30, 2005

Statement of Known Trends, Demands, Commitments or Uncertainties	Location

“Circuit access fees as a percentage of revenue increased slightly due to the increasing number of circuits leased in Houston and Dallas, where circuit access fees are higher than in Atlanta and Denver. We do not expect that this trend will continue in the future because our circuit access fees will reflect rate reductions in Texas mandated by the state regulatory commission in March 2005.”	Page 36

“Recent FCC rulings have increased certain of our circuit access fees and transport circuit costs in an indeterminate amount. We are not able to predict with certainty the net effect of these changes because the new FCC rules are subject to ongoing court challenges. We cannot predict the results of future court rulings, or how the FCC may respond to any such rulings, or any changes in the availability of unbundled network elements as the result of future legislative or regulatory decisions. . . . There can be no assurance that our circuit access fees will not increase in the future.”	Page 36

“Our marketing costs will continue to increase as we add customers and expand to new markets.”	Page 37

“Our capital expenditures resulted from growth in customers in our existing markets, network additions needed to support our entry into new markets, and enhancements and development costs related to our operational support systems, in order to offer additional applications and services to our customers. We expect that future capital expenditures. . . will be approximately $27.5 million in 2005.”	Page 48

Results of Operations, page 35

24.	Please discuss not only material changes in your line items, but also analyze whether or not management believes these changes are known trends or uncertainties that are reasonably likely to materially impact the company’s business going forward. For example, please discuss the reasons for the increase in circuit access fees in 2004, including disclosure of this increase in terms of your percentage of revenues. Please also disclose what aspects of the other principal components of your cost of service led to the increase in 2004, as well as the extent to which your increase in revenues in 2004 was attributable to increased customers rather than because of higher prices for your bundled services. We note that you state on pages 28-29 that your average revenue per subscriber increased from 2002 to 2003, but remained relatively flat in 2004. Do you expect this trend to continue? As another example, please clarify the extent to which each of your geographic segments contributed to changes in your revenues and cost of service, including the impact of introducing services in new geographic regions. Finally, when revising, please consider providing the disclosure of material changes in your line items in a tabular format. See Section III.A. of the Commission’s Interpretive Release no. 33-8350 for further guidance.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 35-42 of the amended filing.

June 30, 2005

Liquidity and capital resources, page 42

25.	We note your statement in the second to last paragraph on page 44 that cash on hand plus cash generated from operations and the proceeds from the offering will be sufficient to fund capital expenditures and operating expenses through the next phase of your market expansion. Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs, providing quantified disclosure where possible. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 49 of the amended filing.

26.	Include interest payments on long-term debt in your table of contractual obligations at page 45.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 50 of the amended filing.

Critical Accounting Policies—Revenue Recognition, page 46

27.	Disclose the factors you considered in determining an average customer life of three years is the appropriate period to defer and amortize revenue derived from customer installation and activation. Also disclose the uncertainties or the levels of judgment associated with developing this estimate. If potential changes in this estimate could be material, provide quantitative disclosure to illustrate the sensitivity of the impact on your financial statements.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 52 of the amended filing.

Industry Overview, page 49

28.	To provide context, please briefly identify how the discussion and market statistics relate to your business. For example, disclose whether you use the public Internet or managed networks to provide your services.

June 30, 2005

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 56-57 of the amended filing.

29.	Please balance your disclosure by noting disadvantages to using VoIP to provide communications services.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 56-57 of the amended filing.

Business, page 54

30.	Please discuss in more detail your expansion plans. Identify the six markets that you intend to expand into by the end of 2008 and the general timing for entering each market.

Response:

In response to the Staff’s comment, the Company has revised its disclosure to indicate that the six cities will be selected from the major 25 national markets in which the Company is not yet doing business. See page 60 of the amended filing.

The Company respectfully submits that it is unable to provide further specificity with respect to the cities the Company may enter because the decision to enter a market is based upon the Company’s assessment of its competitive position, market conditions, state and local regulatory considerations, demographics, logistical and technological issues and similar considerations, all of which are subject to variation from time that make it impractical for management to predict in advance of management’s decision whether to enter a market.

Management, page 78

Executive Compensation, page 84

Option grants in 2004, page 85

31.	We note your statement that you did not grant any options to purchase shares of common stock to any of the named executive officers in 2004. In Note 9 to your consolidated financial statements on page F-23, however, you disclose that you granted options during the 2004 fiscal year and had outstanding options at the end of the 2004. Please explain in your response letter why you have not provided information regarding the options granted in 2004 or the value of outstanding options at the end of fiscal year 2004 in your executive compensation disclosure. See Item 402(c) and (d) of Regulation S-K.

June 30, 2005

Response:

None of the options granted in 2004 were granted to any of the Company’s named executive officers. The Company has revised its disclosure with respect to the value of outstanding options at the end of fiscal year 2004 in the executive compensation disclosure in response to the Staff’s comment. See page 93 of the amended filing.

Certain relationships and related transactions, page 93

Registration rights agreement, page 93

Stockholders agreement, page 93

32.	Identify the stockholders who are parties to the registration rights agreement and the stockholders agreement. With respect to the stockholders agreement, disclose the number of directors each stockholder has the right to appoint, and identify the current directors who have been appointed under the stockholders agreement.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 102 of the amended filing.

Principal and selling stockholders, page 94

33.	Please provide the beneficial ownership information as of the most recent date practicable in accordance with Item 403 of Regulation S-K.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 104-105 of the amended filing.

34.	To the extent not widely held, please disclose the individuals who have voting and investment control over the Cbeyond shares held by MDCP-Cbeyond Investors, LLC, VantagePoint Venture Partners, Battery Ventures, Cisco Systems Capital Corporation, BVCF IV, and MSDW Capital Investments, Inc.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 105 of the amended filing.

June 30, 2005

Underwriting, page 104

35.	Disclose how the underwriters will determine whether to exercise the company’s over-allotment option or the selling shareholders’ over-allotment option.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page 116 of the amended filing.

36.	We note your statement on page 105 that J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. may consent to release the securities from the restrictions contained in the lock-up agreement at any time. Revise to disclose what factors the underwriters will use in any determination to release the shares subject to the lock-up, and indicate any current intention to release those shares. Furthermore, disclose how many shares are subject to the lock-up.

Response:

The Company has noted the Staff’s comment and will disclose the number of shares that are subject to the lock-up once the number has been determined.

The Company advises the Staff supplementally that J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. (together, the “Representatives”) have informed the Company that they have no present intent, agreement or arrangement to release any shares that will be subject to the 180-day lock-up and that the release of any lock-up will be considered on a case by case basis in light of the particular circumstances surrounding each request for a release. In considering past requests to release shares from lock-up agreements, the Representatives have considered factors such as the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request and the possible impact on the market for the shares. The Company respectfully submits that because the factors that may enter into a particular decision to release shares from a lock-up are not known at this time, they are not disclosable.

37.	You state on page 105 that “a prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters.” Tell us which members of the selling group have made copies of the preliminary prospectus available over the internet. Tell us when they made the copies available or when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

Response:

The Company has been informed by Thomas Weisel Partners LLC that it intends to include a link on its website to the Company’s registration statement on the Commission’s EDGAR site.

The Company also has been informed by UBS Securities LLC that it intends to make the preliminary prospectus available to certain of its customers through “New Issues,” a section of the UBS Investment Bank Client Portal that is part of UBS Securities LLC’s web-based client services site. The use of the “New Issues” site is described in detail in the Company’s response to comment 38.

The Company has been informed that neither Thomas Weisel Partners LLC nor UBS Securities LLC will make a preliminary prospectus available over the internet prior to the time that the preliminary prospectus is printed and circulated.

June 30, 2005

38.	Please identify in your response letter any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares. Describe their procedures to us, as well as whether or not the underwriters have described these procedures to us in the past. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division is currently reviewing an underwriter’s electronic procedures, please tell us when the underwriters submitted their materials and who is reviewing them.

Response:

The Company has been informed by UBS Securities LLC that it may engage in the electronic offer of the shares, as described in more detail below, and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, the Company will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have been previously reviewed by the Staff.

UBS Securities LLC may distribute preliminary prospectuses electronically in Adobe PDF format as a courtesy to certain of its customers to whom a hard copy of the preliminary prospectus will be sent. No preliminary prospectus will be distributed electronically prior to the time that the preliminary prospectus is printed and circulated.

UBS Securities LLC also intends to make the preliminary prospectus available to certain of its customers through the “New Issues” section of the UBS Investment Bank Client Portal. The “New Issues” section is password-protected and separate from UBS Securities LLC’s publicly available website. UBS Securities LLC’s customers may

June 30, 2005

obtain password access to “New Issues” only upon request and only if such customers meet certain criteria established by UBS Securities LLC. UBS Securities LLC currently limits access to “New Issues” in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. The “New Issues” site contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. Each offering summary page contains offering-related information outlined in Rule 134, other non-offering related administrative and logistical information and a hyperlink to the preliminary prospectus. The preliminary prospectus posted on “New Issues” will be available in Adobe PDF format, and the “New Issues” page will include a link through which users can download the required viewer. UBS Securities LLC will accept indications of interest through “New Issues” from customers who qualify to use the site, but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. Confirmation of sales and delivery of shares will take place according to a purchaser’s standard account procedures. The Company has been informed by UBS Securities LLC that Ms. Kristina Schillinger of the Commission reviewed UBS Securities LLC’s electronic offering procedures without objection in the spring of 2001.

39.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that neither the Company nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the internet, other than in connection with plans to conduct an internet roadshow through NetRoadshow, Inc. (www.netroadshow.com). While each of the Representatives has contracted with NetRoadshow, Inc. to conduct an internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the internet roadshow is to provide access to the roadshow to institutional customers who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) is required to, and will, be made available on the website. In its agreements with each of the Representatives, NetRoadshow, Inc. agrees to conduct internet roadshows in accordance with the NetRoadshow, Inc. September 8, 1997 no-action letter, received from the Commission, and subsequent no-action letters from the Commission with respect to virtual roadshows. Each of the Representatives has previously provided to the Staff copies of its agreement with NetRoadshow, Inc.

June 30, 2005

No information about the Company or any prospectus has appeared on the NetRoadshow, Inc. website to date. Once such information is posted on the NetRoadshow, Inc. website, we will promptly supplement this response to provide the Commission with copies of that information.

Financial Statements, page F-2 through F-7

40.	Update the financial statements and other financial information in the filing to include the interim period ended March 31, 2005. See Rule 3-12 of Regulation S-X.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 5-6, 22-23 and F-2 to F-7 of the amended filing.

Note 5 Capitalization

Stock Purchase Agreements, page F-14

41.	Tell us how you applied the guidance in EITF 98-65 and EITF 00-27 in evaluating whether the Series B and Series C preferred stock issued in 2004 include a beneficial conversion option that is in-the-money.

Response:

The Company considered whether a beneficial conversion feature existed in relation to the Series B and Series C preferred stock issuances that occurred in 2004 under the guidance provided in EITF 98-5 and EITF 00-27. The Company concluded that there were no such features for either issuance based on the following factors:

At the date of issuance, each share of Series B and C preferred stock was convertible into one share of common stock. Because the conversion prices were in excess of the estimated fair value of the common stock at each issuance date, there is no beneficial conversion amount to be recognized as outlined in EITF 98-5. Both the Series B preferred stock and Series C preferred stock include provisions that would adjust this conversion price if a subsequent equity issuance is at a price per share less than the estimated fair value per share at the dates the Series B preferred stock and Series C preferred stock were sold. Consistent with EITF 00-27 Issue No. 3, if the Company subsequently issued shares of common stock at prices less than the estimated fair values established at the previous dates the preferred stock was sold, then the conversion price would be reset and most likely result in a beneficial conversion amount to be recorded at the date of the reset.

The estimated fair value per common share has not declined since the issuance of Series B preferred stock or Series C preferred stock. On December 29, 2004, the Company issued 34,945 shares of Series B preferred stock at $1.00 per share related to an administrative error that occurred in November 2002 in which the Company was

June 30, 2005

contractually obligated to issue these shares to an existing stockholder. The shares were issued and paid for by the stockholder on December 29, 2004. This transaction was based on the $1.00 price per share for the Series B stock issued as of the date the transaction should have occurred based upon the original stock purchase agreement. Additionally, the Series C purchasers specifically and formally consented to the 2004 Series B transaction and that the 2004 Series B transaction would not trigger any adjustments to the conversion price for the Series C preferred stock. We do not believe the difference between the $1.00 per share for the Series B compared to the $3.05 per share for the Series C issued at the same time is material to the financial statements and disclosures.

Common Stock, page F-16

42.	You disclose at page 7 that a stock split will occur prior to the completion of this offering. Tell us the consideration you gave to showing the retroactive effect in the balance sheet and related disclosures. See SAB Topic 4:C.

Response:

The Company notes the Staff’s comment and respectfully submits that the stock split will be determined immediately prior to the completion of this offering at which time all share information will be retroactively adjusted in accordance with SAB Topic 4:C.

Stock Incentive Plans, page F-22

43.	Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2004 and for any options granted in 2005 through the date of your response letter.

Response:

The Company is providing to the Staff under separate cover a schedule depicting the Company’s stock option grants for the period from January 1, 2004 to date and the Company’s basis for determining the fair value of its common stock at each of the stock option grant dates.

44.	Disclose vesting provisions for stock options which vary from four years in your notes to the financial statements. Also disclose whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective. If you used a valuation specialist that was a related party, include a statement indicating that fact.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See page F-22 of the amended filing.

June 30, 2005

45.	Please disclose in Management’s Discussion and Analysis the following information relating to your issuances of stock options:

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

•	The valuation alternative selected and, if applicable, the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

Further disclose in Management’s Discussion and Analysis the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Response:

The Company has revised its disclosure in response to the Staff’s comment. See pages 50-51 of the amended filing.

Note 12 Segment Information, page F-25

46.	We note that you present adjusted EBITDA for each segment in the table of summary consolidated financial data at page 8 and disclose in “Non-GAAP financial measures” at page 25 that you use these measures as an indicator of relative performance and the ability of your operating segments to produce operating cash flow. Tell us why you have not included these measures in your segment disclosures in Note 12. If you believe disclosure is not required by FAS 131, provide the reconciliations to cash flow and net loss for each of these Non-GAAP measures in the table at page 8, and the other disclosures required by Item 10 of regulation S-K.

Response:

The Company has revised its segment disclosure in Note 12 to include adjusted EBITDA for each of the Company’s operating segments. Pursuant to paragraph 29 of FAS 131, these amounts are the measures reported to the Company’s chief operating decision maker for purposes of making decisions about allocating resources to each of the Company’s segments and assessing their performance.

*            *            *            *

June 30, 2005

If you have any questions or comments with regard to these responses or other matters, please contact Christopher L. Kaufman at (650) 463-2606 or the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	James F. Geiger

J. Robert Fugate

Cbeyond Communications, Inc.

Michael J. Murdy

Ernst & Young LLP

Christopher L. Kaufman

Latham & Watkins LLP

John T. Gaffney

Cravath, Swaine & Moore LLP